

February 6, 2014

Via E-mail
Mr. Kurt Adzema
Executive Vice President and Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089

   Re: **Finisar Corporation**
      Form 10-K for the Fiscal Year Ended April 28, 2013
      Filed June 24, 2013
      Form 10-Q for the Quarterly Period Ended October 27, 2013
      Filed December 5, 2013
      File No. 000-27999

Dear Mr. Adzema:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 28, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Long-Lived Assets, page 31

1. We see that you recorded charges of $20.7 million for the impairment of certain long-lived assets, and you disclose that this was due to the projected cash flows not supporting the carrying values of these assets. Please tell us about the specific circumstances that resulted in the impairment and explain the nature of the underlying changes that occurred to the related assets. In future filings provide more specific disclosure of the reason for material impairments.

Gross Profit, page 31

2. We see that you recorded significant charges for obsolete and excess inventory in fiscal 2013 and 2012 of $31.1 million and $23.9 million, respectively. We also note that you sold inventory that was written-off in previous periods resulting in a benefit of $21.1 million and $13.3 million in these fiscal years. While we note your discussion on page 48, the underlying reasons for the significant impairment each period and the subsequent sale of the related products is unclear. Please revise future filings to disclose the underlying reasons for the significant charges each year and explain the nature of the subsequent sales of obsolete and excess inventory.

Form 10-Q for the Quarterly Period Ended October 27, 2013

Financial Statements

Note 14. Pending Litigation, page 14

3. We see that you recognized the recovery of previously incurred direct costs related to the stock option litigation of $12.75 million as an offset to general and administrative expenses in the first quarter of fiscal 2014. Please tell us whether you have received the $12.75 million from your insurance carrier.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

 /s/ Brian Cascio

Brian Cascio
Accounting Branch Chief